SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of February 2009
Commission File Number 001-33921
Cascal N.V.
(Translation of registrant’s name into English)
Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.

Consolidated Balance Sheets

		December 31,
		2008	March 31,
Amounts expressed in thousands of USD	Notes	Unaudited	2008

Assets
Fixed Assets
Intangible fixed assets	4	31,565	18,424
Tangible fixed assets	5	400,821	366,357
Financial fixed assets	6	19,634	26,685

		452,020	411,466

Current Assets
Stocks and work in progress	7	3,572	2,083
Debtors	8	47,959	54,474
Cash at bank and in hand	9	36,969	54,380

		88,500	110,937

Total Assets		540,520	522,403

Shareholders’ Equity & Liabilities
Shareholders’ equity		113,872	136,726
Minority shareholders’ interest	10	36,055	16,101

Group Equity		149,927	152,827

Negative goodwill	11	1,223	1,232
Provisions & deferred revenue	12	107,630	126,341
Long term liabilities	13	217,093	190,190
Current liabilities	14	64,647	51,813

Total Liabilities		390,593	369,576

Total Shareholders’ Equity and Liabilities		540,520	522,403

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Income

	Three months ended December 31, 2008			Three months ended December 31, 2007
Amounts, except shares and	Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed	operations	operations	Total	operations	operations	Total
in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	38,374	—	38,374	40,077	657	40,734
Operating Expenses
Raw and auxiliary materials and other external costs	10,400	—	10,400	8,570	177	8,747
Staff costs	8,811	—	8,811	8,960	246	9,206
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,566	—	5,566	5,851	13	5,864
Profit on disposal of intangible and tangible fixed assets	(131)	—	(131)	(86)	—	(86)
Other operating charges	6,839	—	6,839	6,733	178	6,911

	31,485	—	31,485	30,028	614	30,642

Operating Profit	6,889	—	6,889	10,049	43	10,092

(Loss)/Gain on disposal of subsidiary	—	(45)	(45)	—	1,047	1,047
Net Financial Income and Expense
Exchange rate results	6,759	—	6,759	2,145	(11)	2,134
Interest income	360	—	360	316	38	354
Interest expense	(4,691)	—	(4,691)	(5,605)	(12)	(5,617)

	2,428	—	2,428	(3,144)	15	(3,129)

Profit before Taxation	9,317	(45)	9,272	6,905	1,105	8,010
Taxation	(3,101)	—	(3,101)	(2,255)	(15)	(2,270)

Profit after taxation	6,216	(45)	6,171	4,650	1,090	5,740
Minority Interest	(177)	—	(177)	(199)	—	(199)

Net Profit	6,039	(45)	5,994	4,451	1,090	5,541

Earnings per share — Basic and Diluted	0.20	0.00	0.20	0.20	0.05	0.25
Weighted average number of shares — Basic and Diluted	30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Income

		Nine months ended December 31, 2008			Nine months ended December 31, 2007
Amounts, except shares and		Continuing	Discontinued		Continuing	Discontinued
per share amounts, expressed		operations	operations	Total	operations	operations	Total
in thousands of USD	Notes	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenue	15	125,630	—	125,630	117,980	2,168	120,148
Operating Expenses
Raw and auxiliary materials and other external costs		30,931	—	30,931	25,207	533	25,740
Staff costs		27,212	—	27,212	25,501	612	26,113
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill		17,932	—	17,932	17,028	39	17,067
Profit on disposal of intangible and tangible fixed assets		(935)	—	(935)	(74)	—	(74)
Other operating charges		21,794	(3)	21,791	19,643	819	20,462
Incremental offering-related costs		—	—	—	75	—	75

		96,934	(3)	96,931	87,380	2,003	89,383

Operating Profit	15	28,696	3	28,699	30,600	165	30,765

Gain on disposal of subsidiary	19	—	203	203	—	1,295	1,295
Net Financial Income and Expense
Exchange rate results		10,021	—	10,021	(1,911)	(13)	(1,924)
Interest income		2,456	8	2,464	1,357	74	1,431
Interest expense		(12,234)	(1)	(12,235)	(15,361)	(24)	(15,385)

		243	7	250	(15,915)	37	(15,878)

Profit before Taxation		28,939	213	29,152	14,685	1,497	16,182
Taxation	16	(11,263)	(69)	(11,332)	(6,440)	(81)	(6,521)

Profit after taxation		17,676	144	17,820	8,245	1,416	9,661
Minority Interest	10	(787)	—	(787)	(681)	—	(681)

Net Profit	15	16,889	144	17,033	7,564	1,416	8,980

Earnings per share — Basic and Diluted		0.55	0.01	0.56	0.35	0.06	0.41
Weighted average number of shares — Basic and Diluted		30,566,007	30,566,007	30,566,007	21,849,343	21,849,343	21,849,343

The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Changes in
Shareholders’ Equity

	Common Shares
	Issued	Share			Unallocated
	Share	Premium	Currency	Retained	Results
Amounts expressed in thousands of USD	capital	account	translation	earnings	for the year	Total

Balance at April 1, 2007	14,547	26,139	12,431	(28,905)	14,340	38,552

Issue of shares	6,466	98,218	—	—	—	104,684
Costs of share issue	—	(18,503)	—	—	—	(18,503)
Distribution to shareholders	—	(4,000)	—	—	—	(4,000)
Transfer of reserves	—	(12,804)	—	28,905	(16,101)	—
Net result for the year	—	—	—	—	11,588	11,588
Currency translation	3,207	(1,266)	2,464	—	—	4,405

Net movement for the period	9,673	61,645	2,464	28,905	(4,513)	98,174

Balance at March 31, 2008	24,220	87,784	14,895	—	9,827	136,726

Changes during the period (unaudited):
Appropriation of prior year’s result	—	—	—	4,326	(4,326)	—
Distribution to shareholders	—	—	—	—	(5,502)	(5,502)
Net result for the period	—	—	—	—	17,033	17,033
Currency translation	(2,976)	—	(31,409)	—	—	(34,385)

Net movement for the period	(2,976)	—	(31,409)	4,326	7,205	(22,854)

Balance at December 31, 2008 (unaudited)	21,244	87,784	(16,514)	4,326	17,032	113,872

The authorized share capital of the Company as at December 31, 2008 amounts to EUR 50 million (USD 69.5 million) and consists of 100,000,000 common shares of EUR 0.50 (USD 0.70) each. Issued share capital amounts to EUR 15.3 million (USD 21.2 million) and consists of 30,566,007 common shares with a nominal value of EUR 0.50 (USD 0.70) each. Share capital denominated in Euros has been translated into US dollars using the year and period end exchange rates set out in note 3 to these financial statements.
The accompanying notes form an integral part of these unaudited interim consolidated financial statements

Consolidated Statements of Cash Flows

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

Cash Flow from Operating Activities
Net profit	17,033	8,980
Adjustments for:
Minority interest	787	681
Taxation	11,332	6,521
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,932	17,067
Profit on disposal of intangible and tangible fixed assets	(935)	(74)
Interest income	(2,464)	(1,431)
Interest expense	12,235	15,385
Exchange rate results	(10,021)	1,924
Gain on disposal of subsidiary	(203)	(1,295)
Changes in provisions	8,572	10,236
Changes in stocks and work in progress	(305)	24
Changes in debtors	(591)	(8,461)
Changes in current liabilities	(2,684)	(5,353)
Changes in long term debtors	(16)	854
Interest received	2,650	2,528
Interest paid	(7,520)	(11,260)
Tax paid	(4,249)	(3,466)

	41,553	32,860

Cash Flow used in Investing Activities
Purchases of intangible fixed assets	(47)	(98)
Purchases of tangible fixed assets	(40,249)	(26,466)
Decrease/(Increase) in restricted cash balances	759	(436)

Total capital expenditure	(39,537)	(27,000)
Proceeds from disposals of tangible fixed assets	1,541	357
Purchases of subsidiaries and joint ventures, net of cash balances acquired	(58,423)	396
Purchase of minority interest in subsidiary	(149)	—
Proceeds from disposal of subsidiary	2,480	2,480

	(94,088)	(23,767)

Cash Flow from/(used in) Financing Activities
Issue of shares to minority shareholder in China Water	1,972	—
New loans	52,463	73,113
Loans repaid	(10,552)	(63,461)
Changes in bank overdrafts	275	(6,298)
Distributions made to shareholders	(5,502)	(4,000)
Distributions made to minority interests	(432)	(389)

	38,224	(1,035)

Total Cash Flow	(14,311)	8,058

Exchange and translation differences on cash at bank and in hand	(3,100)	1,100

	(17,411)	9,158

Cash at bank and in hand at beginning of period	54,380	28,321

Cash at bank and in hand at end of period	36,969	37,479

The accompanying notes form part of these unaudited interim consolidated financial statements

Notes to the Unaudited Interim Consolidated Financial
Statements
1—General
Activities
The activities of Cascal N.V. (the “Company”), its subsidiaries and joint ventures (together, the “Group”) involve the provision of high quality water and wastewater services to customers in seven countries. These services are provided under long term contracts or licenses that typically give the Group the exclusive right to provide its services within a defined geographical area. The Group’s most significant geographical area of operations is the United Kingdom.
Group structure
From April 1, 2008 until December 31, 2008 42% of the Company’s stock has been publicly owned with the remainder owned by Biwater Investments Limited.
Basis of Presentation
These unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in The Netherlands (Dutch GAAP) and contain all adjustments (consisting of only normal recurring items unless otherwise disclosed) necessary to present fairly the financial position as of December 31, 2008 and March 31, 2008, the results of operations for the three and nine months ended December 31, 2008 and 2007 and cash flows for the nine months ended December 31, 2008 and 2007. The results of operations for the nine months ended December 31, 2008 are not necessarily indicative of the results to be expected for the full year.
Certain amounts have been reclassified within the comparative period so as to be consistent with the current period’s presentation.
2—Accounting Policies
The accounting policies set forth in note 2 to the consolidated financial statements of the Company for the year ended March 31, 2008 have been followed in preparing the accompanying unaudited interim consolidated financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the consolidated financial statements of the Company for the year ended March 31, 2008.
The effects of income tax rate changes in an interim period are recorded when substantially enacted and are recognized as part of the annual effective tax rate for the year.

3—Exchange rates
The following table provides the period end and average exchange rates for the currencies as included in the table against one US Dollar.

		Average				Average
		nine months		Average		nine months
	As at	ended	As at	year ended	As at	ended
	December 31,	December 31,	March 31,	March 31,	December 31,	December 31,
	2008	2008	2008	2008	2007	2007

Euro	0.719	0.688	0.631	0.705	0.684	0.720
British Pound	0.696	0.560	0.503	0.498	0.502	0.497
Chilean Peso	637.250	544.430	436.850	502.325	497.950	517.345
Mexican Peso	13.849	11.289	10.667	10.832	10.914	10.861
South African Rand	9.245	8.357	8.127	7.174	6.834	6.987
Indonesian Rupiah	10,900.000	9,846.000	9,205.000	9,171.000	9,392.500	9,171.250
Philippine Peso	47.550	45.528	41.770	44.217	41.275	45.203
Chinese Yuan	6.823	6.881	7.012	7.448	7.304	7.551

4—Intangible fixed assets

Amounts expressed in thousands of USD	Goodwill	Water rights	Other	Total

Net book value at April 1, 2007
At cost	5,342	14,548	3,851	23,741
Accumulated amortization	(1,995)	(4,264)	(336)	(6,595)

	3,347	10,284	3,515	17,146

Changes during the year:
Additions	12	—	148	160
Amortization	(431)	(510)	(640)	(1,581)
Currency translation differences — cost	59	3,414	409	3,882
Currency translation differences — amortization	(23)	(1,077)	(83)	(1,183)

	(383)	1,827	(166)	1,278

Net book value at March 31, 2008
At cost	5,413	17,962	4,408	27,783
Accumulated amortization	(2,449)	(5,851)	(1,059)	(9,359)

	2,964	12,111	3,349	18,424

Changes during the period (unaudited):
Acquisitions of subsidiaries, joint ventures and minority interest	14,462	3,685	2,469	20,616
Additions	101	—	47	148
Amortization	(785)	(336)	(449)	(1,570)
Currency translation differences — cost	(478)	(6,285)	(1,649)	(8,412)
Currency translation differences — amortization	93	1,890	376	2,359

	13,393	(1,046)	794	13,141

Net book value at December 31, 2008 (unaudited)
At cost	19,498	15,362	5,275	40,135
Accumulated amortization	(3,141)	(4,297)	(1,132)	(8,570)

	16,357	11,065	4,143	31,565

5—Tangible fixed assets

	Land and	Infra-	Plant and	Fixtures
Amounts expressed in thousands of USD	buildings	structure	equipment	& fittings	Total

Net book value at April 1, 2007
At cost	74,646	205,857	169,318	11,330	461,151
Accumulated depreciation	(13,087)	(37,748)	(67,681)	(8,515)	(127,031)

	61,559	168,109	101,637	2,815	334,120

Changes during the year:
Acquisitions of subsidiaries	—	11,357	342	35	11,734
Additions	2,010	20,144	10,298	1,918	34,370
Disposals	(104)	—	(213)	(96)	(413)
Depreciation	(1,610)	(5,685)	(12,708)	(1,255)	(21,258)
Other changes	20	(176)	77	76	(3)
Currency translation differences—cost	2,202	2,809	4,982	182	10,175
Currency translation differences—depreciation	(254)	(872)	(1,108)	(134)	(2,368)

	2,264	27,577	1,670	726	32,237

Net book value at March 31, 2008
At cost	78,754	240,167	184,727	13,369	517,017
Accumulated depreciation	(14,931)	(44,481)	(81,420)	(9,828)	(150,660)

	63,823	195,686	103,307	3,541	366,357

Changes during the period (unaudited):
Acquisition of subsidiaries and joint ventures	21,046	68,786	3,997	144	93,973
Additions	4,323	29,745	11,417	977	46,462
Disposals	(372)	(37)	(171)	(26)	(606)
Depreciation	(1,766)	(5,537)	(8,192)	(909)	(16,404)
Reclassifications — cost(1)	8,885	3,551	(8,782)	(279)	3,375
Reclassifications — depreciation(1)	(2,598)	(2,754)	1,796	181	(3,375)
Other changes .	—	6	47	18	71
Currency translation differences—cost	(20,078)	(60,481)	(47,121)	(3,604)	(131,284)
Currency translation differences—depreciation	4,373	12,065	23,052	2,762	42,252

	13,813	45,344	(23,957)	(736)	34,464

Net book value at December 31, 2008 (unaudited)
At cost	92,558	281,737	144,114	10,599	529,008
Accumulated depreciation	(14,922)	(40,707)	(64,764)	(7,794)	(128,187)

	77,636	241,030	79,350	2,805	400,821

(1)	Management has reviewed asset categories as part of the Group’s preparations for compliance with Section 404 of the Sarbanes-Oxley Act and as a result certain tangible fixed assets have been reclassified during the period.

6—Financial fixed assets

	Long term	Deferred	Restricted
Amounts expressed in thousands of USD	debtors	tax assets	cash balances	Total

Balance at April 1, 2007	3,997	18,977	5,198	28,172
Less: Short term portion	(20)	(171)	(1,600)	(1,791)

Long term portion	3,977	18,806	3,598	26,381

Changes during the year:
Acquisitions of subsidiaries	—	190	—	190
Additions	68	—	1,342	1,410
Redemptions	(2,505)	—	(1,600)	(4,105)
Deferred taxes charged in the statement of income	—	(1,547)	—	(1,547)
Decrease in provision	1,295	—	—	1,295
Currency translation difference	138	1,234	(11)	1,361

Balance at March 31, 2008	2,993	18,854	4,929	26,776
Less: Short term portion	(27)	(64)	—	(91)

Long term portion	2,966	18,790	4,929	26,685

Changes during the period (unaudited):
Acquisitions of subsidiaries and joint ventures	—	77	—	77
Additions	17	—	459	476
Deferred taxes credited in the statement of income	—	696	—	696
Decrease in provision	248	—	—	248
Currency translation difference	(167)	(4,093)	(847)	(5,107)

Balance at December 31, 2008 (unaudited)	3,091	15,534	4,541	23,166
Less: Short term portion	(2,250)	(64)	(1,218)	(3,532)

Long term portion	841	15,470	3,323	19,634

7—Stocks and work in progress

	December 31,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Raw materials and consumables	3,262	2,025
Work in progress	310	58

	3,572	2,083

8—Debtors

	December 31,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Trade debtors(1)	31,534	33,587
Provision for bad & doubtful debts	(3,127)	(3,028)

Trade debtors, net	28,407	30,559

Receivables from affiliated companies*	567	6,411
Taxation and social security	2,897	1,625
Promissory notes	2,294	2,729
Other debtors(2)	4,847	3,142
Prepayments	8,947	10,008

	47,959	54,474

*	Affiliated companies are companies in the Biwater group.

(1)	Trade debtors at December 31, 2008 includes an amount of USD 7.0 million (March 31, 2008: USD 3.7 million) that is receivable by Aguas de Panama S.A. and relates to the cumulative incremental revenue arising from rate increases that came into effect on September 1, 2006, May 1, 2007, April 1, 2008 and September 1, 2008 but that have not been paid by the client. The client has approved these rate increases and accordingly the existence of the amounts outstanding is not under challenge. Management considers these amounts to be recoverable in full notwithstanding the present delay in their payment.

(2)	Other debtors at December 31, 2008 included USD 1.2 million of restricted cash whose restriction falls away within 12 months.

9—Cash at bank and in hand

	December 31,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Cash at bank and in hand	23,895	22,284
Short term deposits	16,219	36,914
Less: Restricted cash balances	(3,323)	(4,929)
Other cash equivalents—liquidity fund	178	111

	36,969	54,380

10—Minority shareholders’ interest

	Nine
	months
	ended	Year
	December 31,	ended
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Balance at beginning of period	16,101	10,568
Changes during the period:
Acquisition of subsidiaries(1)	17,947	976
Issue of shares	1,972	3,311
Share of profits	787	945
Dividends paid and payable	(432)	(513)
Purchase of minority interest(2)	(566)	—
Currency translation differences	246	814

Balance at end of period	36,055	16,101

(1)	Minority interest arising from acquisition of subsidiaries relates to the acquisition of a 51% shareholding in a newly incorporated subsidiary providing water services to the inhabitants of Zhumadian, China (see note 18)

(2)	On August 21, 2008 Cascal Operations (Pty) Limited (COPS), a South African subsidiary of the Company, purchased the 10% minority shareholding in The Greater Nelspruit Utility Company (Pty) Ltd (GNUC) held by Sivukile Investments (Pty) Ltd. (Sivukile), a black empowerment enterprise for 8.4 million Rand (USD 1.0 million). USD 0.9 million of this consideration was in settlement of an outstanding loan together with accrued interest from COPS to Sivukile with the remainder paid in cash. USD 0.5 million of goodwill was generated as a result of this purchase and is included in note 4. GNUC operates our concession agreement in Nelspruit, South Africa and is now a 100% subsidiary of the Group.
11—Negative goodwill

	Nine
	months
	ended	Year
	December 31,	ended
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Balance at beginning of period	1,232	1,167
Amortization	(42)	(52)
Currency translation differences	33	117

Balance at end of period	1,223	1,232

The negative goodwill arose from the Company’s acquisition of 87% of The China Water Company Limited on November 15, 2006. The period of amortization for this negative goodwill is between 19 and 28 years.

12—Provisions & deferred revenue

	Pension	Deferred tax	Deferred
Amounts expressed in thousands of USD	provisions	liabilities	revenue	Total

Balance at April 1, 2007	15,163	50,856	47,249	113,268

Acquisition of subsidiaries	—	1,401	—	1,401
Contributions receivable	—	—	12,762	12,762
Employer contributions payable	(2,287)	—	—	(2,287)
Charged/(credited) to statement of income	1,089	(1,605)	(1,547)	(2,063)
Currency translation differences	202	858	2,200	3,260

Balance at March 31, 2008	14,167	51,510	60,664	126,341

Changes during the period (unaudited):
Acquisition of subsidiaries	—	1,671	—	1,671
Contributions receivable	—	—	9,780	9,780
Employer contributions payable	(1,457)	—	—	(1,457)
Charged/(credited) to statement of income	1,056	5,481	(1,219)	5,318
Currency translation differences	(3,814)	(13,851)	(16,358)	(34,023)

Balance at December 31, 2008 (unaudited)	9,952	44,811	52,867	107,630

13—Long term liabilities

	Unsecured	Secured		Finance
Amounts expressed in thousands of USD	bank loans	bank loans		leases	Other	Total

Balance at April 1, 2007	21,841	216,978		12,032	821	251,672
Less: Short term portion	—	(4,879)		(1,683)	(41)	(6,603)

Long term portion	21,841	212,099		10,349	780	245,069

Changes during the year:
Acquisitions of subsidiaries	—	4,392		—	—	4,392
New loans	8	16,500		278	47	16,833
Interest added to loan balance	—	5,299		—	—	5,299
Repayment of loans	(406)	(62,713	)(1)	(1,888)	(98)	(65,105)
Transferred to current liabilities	(21,080)	—		—	—	(21,080)
Other	—	2		(2)	—	—
Currency translation differences	684	4,037		125	120	4,966

Balance at March 31, 2008	1,047	184,495		10,545	890	196,977
Less: Short term portion	—	(5,340)		(1,400)	(47)	(6,787)

Long term portion	1,047	179,155		9,145	843	190,190

Changes during the period (unaudited):
Acquisition of subsidiaries and joint ventures	20,211	8,005		—	—	28,216
New loans	8,204	43,851		368	40	52,463
Interest added to loan balance	—	4,261		—	—	4,261
Repayment of loans	(37)	(9,234)		(1,281)	—	(10,552)
Currency translation differences	(169)	(44,077)		(2,646)	(53)	(46,945)

Balance at December 31, 2008 (unaudited)	29,256	187,301		6,986	877	224,420
Less: Short term portion	(1,472)	(4,943)		(912)	—	(7,327)

Long term portion	27,784	182,358		6,074	877	217,093

(1)	GBP 28 million (USD 55.7 million) of this amount represents a loan balance repaid to The Royal Bank of Scotland by Bournemouth & West Hampshire Water on June 29, 2007. On the same day, The Royal Bank of Scotland advanced the same amount to Cascal Services Limited as a short term loan. This short term loan was subsequently repaid before the end of the year ended March 31, 2008 with proceeds from the Company’s initial public offering.

The long term liabilities at December 31, 2008 are repayable as follows:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

1-2 years	7,116	59,830	1,007	93	68,046
2-3 years	1,466	3,377	942	93	5,878
3-4 years	2,931	2,966	984	93	6,974
4-5 years	2,931	2,061	1,019	93	6,104
After 5 years	13,340	114,124	2,122	505	130,091

The long term liabilities at December 31, 2008 are denominated in the following currencies:

	Unsecured	Secured	Finance
	bank loans	bank loans	leases	Other	Total
Amounts expressed in thousands of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

US Dollar (USD)	—	60,454	—	—	60,454
British Pounds (GBP)	234	105,482	5,602	72	111,390
South Africa Rand (ZAR)	—	7,456	467	—	7,923
Unidades de Fomento (UF)	606	8,949	—	—	9,555
Chinese Yuan (RMB)	26,944	—	—	—	26,944
Other	—	17	5	805	827

UF refers to Unidades de Fomento as used in Chile as an inflation-adjusted currency, principally for business transactions.
The long term liabilities at December 31, 2008 relate to loans and other payables that have:

	Unsecured	Secured	Finance
Amounts, except percentages, expressed in thousands	bank loans	bank loans	leases	Other	Total
of USD	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Fixed interest rates	840	121,903	8	877	123,628
Floating interest rates	26,944	60,455	6,066	—	93,465

	27,784	182,358	6,074	877	217,093

Average interest rates applied during the period	8.25%	6.94%	8.16%	0.00%	7.06%

14—Current liabilities

	December 31,
	2008	March 31,
Amounts expressed in thousands of USD	Unaudited	2008

Current installments of long term liabilities	7,327	6,787
Short term loans	1,844	2,323
Bank overdrafts	235	—
Trade creditors	11,784	11,678
Amounts payable to affiliated companies*	110	1,997
Taxation and social security	7,929	4,991
Accruals and deferred income	18,499	18,430
Other creditors	16,919	5,607

	64,647	51,813

*	Affiliated companies are companies in the Biwater group.
15—Segmental disclosures
Revenue—geographical analysis

	Nine months	Nine months
	ended	ended
	December 31,	December 31,
	2008	2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	66,916	71,087
South Africa	15,962	16,188
Indonesia	9,928	8,467
China	14,868	7,710
Chile	7,241	5,292
Panama	8,136	6,597
The Philippines	2,141	2,105
Holding Companies	2,064	1,896
Less: Inter-segment sales	(1,626)	(1,362)

Continuing operations	125,630	117,980

Discontinued operations — Mexico (note 19)	—	2,168

	125,630	120,148

The table below analyzes total revenue between that derived from the Group’s regulated and unregulated activities:

Revenue—regulated and unregulated	Nine months	Nine months
	ended	ended
	December 31,	December 31,
	2008	2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

Regulated	101,186	99,962
Unregulated	24,444	20,186

	125,630	120,148

Operating profit—geographical analysis

	Nine months	Nine months
	ended	ended
	December 31,	December 31,
	2008	2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	20,343	23,885
South Africa	4,616	4,496
Indonesia	3,841	2,737
China	1,367	377
Chile	201	(230)
Panama	3,472	3,121
The Philippines	862	793
Holding Companies	(6,006)	(4,579)

Continuing operations	28,696	30,600

Discontinued operations — Mexico (note 19)	3	165

	28,699	30,765

Net profit—geographical analysis

	Nine months	Nine months
	ended	ended
	December 31,	December 31,
	2008	2007
Amounts expressed in thousands of USD	Unaudited	Unaudited

United Kingdom	6,682	13,834
South Africa	3,130	1,855
Indonesia	2,699	1,873
China	225	70
Chile	(1,425)	(1,053)
Panama	2,846	2,356
The Philippines	829	749
Holding Companies	1,903	(12,120)

Continuing Operations	16,889	7,564

Discontinued Operations — Belize (note 19)	134	1,295
Discontinued Operations — Mexico (note 19)	10	121

	17,033	8,980

16—Taxation
The table below summarizes the principal contributing factors behind the effective tax rates:

	Nine months ended		Nine months ended
	December 31, 2008		December 31, 2007
Amounts expressed in thousands of USD	Unaudited	%	Unaudited	%

Profit before taxation	29,152		16,182
Dutch standard rate	(7,434)	25.5	(4,126)	25.5
Disallowed expenditure	(225)	0.8	(274)	1.7
Non-taxable income	131	(0.4)	336	(2.1)
Prior period adjustments	(126)	0.4	90	(0.5)
Changes in tax rates	930	(3.2)	1,682	(10.4)
Changes in tax legislation(1)	(2,873)	9.9	—	—
Increase in deferred tax assets not recognized	(609)	2.1	(2,974)	18.4
Decrease in deferred tax assets not recognized	1,368	(4.7)	189	(1.2)
Inflation adjustment	622	(2.1)	—	—
Effect of overseas tax rates	(1,116)	3.8	(393)	2.4
Deferred tax on un-remitted foreign earnings	(1,811)	6.2	(992)	6.1
Other	(189)	0.6	(59)	0.4

Total tax charge	(11,332)	38.9	(6,521)	40.3

(1)	Relates to a change in the system of tax allowances for industrial buildings in the United Kingdom which has caused the recording of a deferred tax liability and corresponding charge to the statement of income.
17—Acquisition of interest in joint venture
On April 29, 2008 the Group completed the acquisition of a 49% interest in a new equity joint venture with the Government of Yancheng for delivery of water services to Yancheng City for RMB 200.7 million (USD 28.8 million). The equity joint venture has a 30 year concession to deliver water services to a population of more than 600,000 in Yancheng City. The acquisition of the interest in the equity joint venture supports the Company’s strategy of expansion of its operations in China.
The acquired business contributed revenue of USD 3.6 million and net loss of USD 0.2 million to the Group for the period from April 29, 2008 to December 31, 2008. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 126.1 million, unaudited net profit would have been USD 17.0 million and there would have been a negligible decrease in unaudited earnings per share for the nine months ended December 31, 2008.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	28,660
— Direct costs relating to the acquisition	91

Total consideration	28,751
Provisional fair value of net assets acquired	(14,787)

Goodwill	13,964

Since the completion of the acquisition, Group management has been working with local management and an auditor appointed by the Government of Yancheng to validate the book values of the separate assets and liabilities acquired by the equity joint venture. This process and the identification of fair values of the separable assets and liabilities in accordance with the requirements of Dutch GAAP are on-going.
The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
		carrying
Amounts expressed in thousands of USD	Provisional fair value	amount

Cash and cash equivalents	12,768	12,785
Property, plant and equipment	39,649	30,964
Financial fixed assets	—	127
Inventories	2,762	6,506
Receivables	4,188	3,665
Payables	(23,556)	(26,197)
Provisions and deferred revenue	(1,713)	—
Long term liabilities	(3,921)	(4,623)

Net assets	30,177	23,227

Share of net assets acquired	14,787

Purchase consideration paid in cash		(28,751)
Cash and cash equivalents in joint venture acquired		6,256

Cash outflow on acquisition		(22,495)

18—Acquisition of subsidiaries
On June 27, 2008 the Group acquired 100% of the share capital of Servicomunal S.A. for CHP 10.0 billion (USD 18.8 million). Servicomunal provides water and wastewater services under a perpetual regulated concession contract. The acquisition of Servicomunal supports the Company’s growth strategy in territories where it already has established operations in place and when combined with existing operations in Chile will provide greater efficiencies and economies of scale.
The acquired business contributed revenue of USD 0.9 million and net loss of USD 0.2 million to the Group for the period from June 27, 2008 to September 30, 2008. The results of Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 126.5 million, unaudited net profit would have been USD 16.8 million and there would have been a negligible decrease in unaudited earnings per share for the nine months ended December 31, 2008.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	18,409
— Direct costs relating to the acquisition	393

Total consideration	18,802
Provisional fair value of net assets acquired	(18,802)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
		carrying
Amounts expressed in thousands of USD	Provisional fair value	amount

Cash and cash equivalents	1,442	1,442
Property, plant and equipment	14,140	6,203
Financial fixed assets	68	68
Intangible fixed assets	6,154	1,019
Receivables	2,911	2,911
Payables	(307)	(307)
Provisions and deferred revenue	(674)	—
Long term liabilities	(4,545)	(4,545)
Short term portion of long term liabilities	(387)	(387)

Net assets	18,802	6,404

Net assets acquired	18,802

Purchase consideration paid in cash		(18,802)
Cash and cash equivalents in subsidiary acquired		1,442

Cash outflow on acquisition		(17,360)

On June 27, 2008 the Group acquired 100% of the share capital of Servilampa S.A. for CHP 0.8 billion (USD 1.6 million). Servilampa provides water and wastewater services under a perpetual regulated concession contract. The acquisition of Servilampa supports the Company’s growth strategy in territories where it already has established operations in place and when combined with existing operations in Chile will provide greater efficiencies and economies of scale.
The acquired business contributed revenue of USD 0.2 million and net loss of USD 0.1 million to the Group for the period from June 27, 2008 to September 30, 2008. The results of Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 125.8 million, unaudited net profit would have been USD 16.9 million and there would have been a negligible decrease in unaudited earnings per share for the nine months ended December 31, 2008.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	1,528
— Direct costs relating to the acquisition	32

Total consideration	1,560
Provisional fair value of net assets acquired	(1,560)

Goodwill	—

The assets and liabilities arising from the acquisition are as follows:

		Acquiree’s
	Provisional fair	carrying
Amounts expressed in thousands of USD	value	amount

Cash and cash equivalents	1,670	1,670
Property, plant and equipment	3,579	2,311
Financial fixed assets	9	9
Intangible fixed assets	—	343
Receivables	182	182
Payables	(2,570)	(2,570)
Provisions and deferred revenue	(158)	—
Long term liabilities	(1,072)	(1,072)
Short term portion of long term liabilities	(80)	(80)

Net assets	1,560	793

Net assets acquired	1,560

Purchase consideration paid in cash		(1,560)
Cash and cash equivalents in subsidiary acquired		1,670

Cash inflow on acquisition		110

On July 23, 2008 the Group completed the acquisition of a 51% interest in a water company in Zhumadian City, China for RMB 127.5 million (USD 18.7 million). The new company, Zhumadian China Water Company, formally commenced operations on July 23, 2008 having previously received its business license from the Zhumadian municipal government on June 19, 2008. The acquisition supports the Company’s strategy of expansion of its operations in China.
The acquired business contributed revenue of USD 2.6 million and net profit of USD 0.2 million to the Group for the period from July 23, 2008 to December 31, 2008. If the acquisition had occurred on April 1, 2008, unaudited Group revenue would have been USD 127.5 million, unaudited net profit would have been USD 17.2 million and there would have been a negligible increase in unaudited earnings per share for the nine months ended December 31, 2008.
Details of net assets acquired and goodwill based on the Company’s preliminary purchase price allocation are as follows:

Amounts expressed in thousands of USD

Purchase consideration:
— Cash paid	18,673
— Direct costs relating to the acquisition	—

Total consideration	18,673
Book value of net assets acquired	(18,673)

Goodwill	—

The unaudited book values of the assets and liabilities arising from the acquisition are as follows:

Acquiree’s
carrying
Amounts expressed in thousands of USD	amount

Cash and cash equivalents	—
Property, plant and equipment	56,825
Financial fixed assets	—
Inventories	—
Receivables	—
Payables	—
Long term liabilities	(18,746)
Short term portion of long term liabilities	(1,465)

Net assets	36,614

Share of net assets acquired	18,673

Purchase consideration paid in cash	(18,673)
Cash and cash equivalents in joint venture acquired	—

Cash outflow on acquisition	(18,673)

19—Disposal of subsidiaries
On October 3, 2005 the Group sold its 83% interest in Belize Water Services Limited to the Government of Belize. Of the total purchase consideration given by the Government of Belize, amounting to USD 28.8 million, USD 9.9 million was deferred. This deferred consideration was originally secured by four promissory notes issued by the Government of Belize with a face value USD 2.5 million each, with one promissory note maturing at each of the first four anniversary dates of the completion of the above mentioned disposal. Each note bears interest at a rate of 10% per annum. On October 3, 2008 the third of the four promissory notes matured and was duly paid, together with accrued interest, by the Government of Belize to the Group. In light of this event the Company released USD 0.2 million to pre-tax income in the nine months ended December 31, 2008, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the remaining promissory notes. The amount provided was charged against the gain on disposal reported in the consolidated accounts for the year ended March 31, 2006 and so its release has been similarly classified in these interim financial statements.
On January 8, 2008, the Company agreed to an early termination of its operation and maintenance contract in Mexico. As a result of this agreement the operations of Mexico have been shown as discontinued in the nine months ended December 31, 2008 and 2007. The Company received a termination fee of MXP 10.5 million (USD 1.0 million) and after the costs of termination and receipts for sale of assets made a profit on termination of MXP 1.1 million (USD 0.1 million).
20—Contingent liabilities
The Group’s defined benefit pension plan in the United Kingdom is part of the Biwater Retirement and Security Scheme (BRASS). There are two sections established within BRASS. The Cascal section is called the Water Company Section and the other section is called the Main Section and is the UK defined benefit pension plan for Biwater Plc and a number of its UK subsidiaries. Although the Water Company Section constitutes a separate section, it is established under the same documentation that governs the Main Section and shares the same trustees.
The Group has caused letters of credit to be issued in the amount of GBP 8.6 million (USD 12.4 million) as at December 31, 2008 in favor of the trustees of the Water Company Section of the U.K. defined benefit pension plan.

One of the Group’s joint venture companies—Subicwater—is involved in a dispute with one of its minority shareholders—Olongapo City Government, or Olongapo City—in relation to amounts due to Olongapo City from Olongapo City Water District (OCWD) from whom the original concession was obtained. Such amounts are in relation to periods prior to the Subicwater concession. Subicwater originally entered into the concession based on the understanding that all prior obligations of OCWD had been settled under the terms of an agreement between Olongapo City and OCWD entered into in November 1997. Olongapo City subsequently contended that it would prefer to be a creditor of Subicwater (as opposed to a shareholder) and receive the old disputed OCWD amounts from Subicwater. However, Olongapo City has subsequently continued to act as a shareholder in Subicwater and has appointed directors of Subicwater, who have attended board meetings. Olongapo City obtained a Writ of Execution from the local courts in July 2003. In October 2003 Subicwater filed a Motion for Reconsideration by the local courts, which was rejected. In December 2003 Subicwater succeeded in obtaining an injunction from the Court of Appeals that prevented the local courts and Olongapo City from enforcing the Writ of Execution. In March 2006 Olongapo City appealed to the Supreme Court. Subicwater will continue to vigorously defend its position and believes that it will prevail on the merits. With interest, the amount of Olongapo City’s claim is approximately USD 49.9 million as of December 31, 2008.
21—Subsequent events
Adhya Tirta Batam, the Group’s 50% joint venture on the island of Batam in Indonesia has been subject to an investigation by the KPPU, the Business Competition Supervisory Commission. It was asserted that ATB acted in an anti-competitive manner, and potentially in breach of monopoly powers, by failing to connect certain new properties to the water network. On October 14, 2008 the KPPU found against ATB. ATB appealed against this decision and, on February 4, 2009, the court ruled in favor of ATB and overturned the original decision by the KPPU.

Management’s discussion and analysis of financial condition and results of operations
Overview
We provide water and wastewater services to our customers in seven countries: the United Kingdom, South Africa, Indonesia, China, Chile, Panama and The Philippines. In a typical water project, we collect raw water from surface and groundwater sources, treat the water to meet the required quality standards and supply the treated water through a distribution network to our customers’ premises. In a typical wastewater project, we collect the wastewater from our customers’ premises, treat the wastewater to meet the required standards and return the treated water to the environment. We provide these services under long-term contracts or licenses that typically give us the exclusive right to provide our services within a defined territory. Our customers are predominantly homes and businesses representing a total population of approximately four million.
Forward-looking statements
Many statements we make in this discussion contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “hope” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements may relate to, among other things:
•	our anticipated growth strategies in the markets in which we operate or in new markets;

•	the levels of growth we anticipate in our targeted markets;

•	our future business development, results of operations and financial condition;

•	our ability to continue to control costs and maintain the quality of our water and wastewater services;

•	our ability to successfully negotiate rate adjustments and other pricing issues with government regulators and public-sector clients;

•	our ability to identify, acquire and integrate complementary operations;

•	our expectations regarding the payment of dividends;

•	our ability to retain senior management and other highly-skilled personnel;

•	our anticipated use of proceeds; and

•	the importance of our alliances, joint venture partners and investments.
The forward-looking statements included in this discussion are subject to risks, uncertainties and assumptions about us that may cause actual results to differ materially from those indicated by such forward-looking statements including, among others: if we are unable to identify suitable project opportunities, win bids for, or effectively negotiate the terms of, those opportunities, our growth prospects will be reduced; if we are unable to obtain government or public-sector client approval of our requests for rate increases, our profitability may suffer; and any pending or future acquisitions we decide to undertake involve risks; together with those factors set forth under the headings “Forward-looking Statements”, “Risk Factors” and “Operating Financial Review and Prospects” in our annual report on Form 20-F for the fiscal year ended March 31, 2008 as filed with the Securities and Exchange Commission (SEC) on June 25, 2008. Moreover, we operate in an emerging and evolving environment. New risk factors emerge from time to time, and it is not possible for our management to predict all risk factors, nor can we assess the effect of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The following discussion contains information about our results of operations, financial condition, liquidity and capital resources that we have prepared in accordance with Dutch GAAP.

Results of continuing operations for the three months ended December 31, 2008 and 2007
The following table sets forth our statement of income data from continuing operations as a percentage of revenue for the three months ended December 31, 2008 and 2007 as well as showing the percentage change on a period to period basis:
Dutch GAAP

	Three months ended	Percentage of	Three months ended	Percentage of	Percentage change
(Dollars in thousands)	December 31, 2008	revenue	December 31, 2007	revenue	2007-2008

Revenue	38,374	100%	40,077	100.0%	(4.2)%
Raw and auxiliary materials and other external costs	10,400	27.1%	8,570	21.4%	21.4%
Staff costs	8,811	22.9%	8,960	22.3%	(1.7)%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,566	14.5%	5,851	14.6%	(4.9)%
Profit on disposal of intangible and tangible fixed assets	(131)	(0.3)%	(86)	(0.2)%	(52.3)%
Other operating charges(1)	6,839	17.8%	6,733	16.8%	1.7%

Total operating expenses	31,485	82.0%	30,028	74.9%	4.9%

Operating profit	6,889	18.0%	10,049	25.1%	(31.4)%

Exchange rate results(2)	6,759	17.6%	2,145	5.3%	215.1%
Interest income	360	0.9%	316	0.8%	13.9%
Interest expense	(4,691)	(12.2)%	(5,605)	(14.0)%	16.3%

Profit before taxation	9,317	24.3%	6,905	17.2%	34.9%
Taxation	(3,101)	(8.1)%	(2,255)	(5.6)%	(37.5)%
Minority interest	(177)	(0.5)%	(199)	(0.5)%	11.1%

Net profit	6,039	15.7%	4,451	11.1%	35.7%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income.
•	Commentary on revenue and operating profit for the three months ended December 31, 2008 and 2007 is provided below following our discussion of EBITDA for the three months ended December 31, 2008 and 2007.

•	Exchange rate results are significantly higher in the three months ended December 31, 2008 compared with the same period last year due to exchange gains arising on a British Pound denominated inter-company current account balance outstanding at December 31, 2008.

•	Interest expense has declined following the repayment of bank borrowings out of the proceeds of our initial public offering.

•	Our effective tax rate for the three months ended December 31, 2008 was impacted significantly by a change in the system of tax allowances for industrial buildings in the United Kingdom in response to which we have recognized a deferred tax liability of approximately £0.8 million ($1.5 million) for the three months ended December 31, 2008, out of a total charge of approximately £2.5 million ($4.5 million) for the year ending March 31, 2009.

EBITDA from continuing operations
EBITDA from continuing operations represents net profit from continuing operations before interest expense/(income) and exchange rate results, taxation, depreciation and amortization of intangible and tangible fixed assets and negative goodwill, loss/(profit) on disposal of intangible and tangible fixed assets and minority interest. EBITDA is a non-GAAP measure and does not represent and should not be considered as an alternative to net profit or cash flow as determined under generally accepted accounting principles. We believe EBITDA facilitates operating performance comparisons from period to period. We believe EBITDA may facilitate company to company operating performance comparisons by backing out potential differences caused by variations in capital structures (affecting net interest expense), taxation and the age and book depreciation of facilities and equipment (affecting relative depreciation expense), which may vary for different companies for reasons unrelated to operating performance, and other non-recurring one-time items. We further believe that EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of companies, many of which present an EBITDA measure when reporting their results.
EBITDA has limitations as an analytical tool, and you should not consider it either in isolation or as a substitute for analyzing our results as reported under Dutch GAAP. Some of these limitations are:
•	EBITDA does not reflect historical cash expenditures or future requirements for capital expenditures or contractual commitments;

•	EBITDA does not reflect changes in, or cash requirements for, our working capital needs;

•	EBITDA does not reflect our interest expense, or the cash requirements necessary to service interest or principal payments on our debt;

•	EBITDA does not reflect our tax expense or the cash requirements to pay our taxes;

•	although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements of those replacements; and

•	other companies in our industry may calculate EBITDA differently, limiting its usefulness as a comparative measure.
Because of these limitations, EBITDA from continuing operations should not be considered as the primary measure of our operating performance or as a measure of discretionary cash available to us to invest in the growth of our business. The following is a reconciliation of net profit from continuing operations, the most directly comparable Dutch GAAP performance measure, to EBITDA from continuing operations.

	Three months ended	Three months ended
(Dollars in thousands)	December 31, 2008	December 31, 2007

Net profit from continuing operations	$6,039	$4,451
Add:
Interest (income)/expense and exchange rate results	(2,428)	3,144
Taxation	3,101	2,255
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	5,566	5,851
Profit on disposal of intangible and tangible fixed assets	(131)	(86)
Minority interest	177	199

EBITDA from continuing operations	$12,324	$15,814

Revenue from continuing operations	38,374	40,077

EBITDA as a percentage of revenue from continuing operations	32.1%	39.5%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the three months ended December 31, 2008 and 2007. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.
Dutch GAAP

	Revenue by country (as reported)
	Three months		Three months
	ended		ended
	December 31,	Percentage of	December 31,	Percentage of
(Dollars in thousands)	2008	revenue	2007	revenue

United Kingdom	$19,018	49.6%	$23,887	59.6%
South Africa	4,314	11.2%	5,813	14.5%
Indonesia	2,878	7.5%	2,903	7.2%
China (1)	6,198	16.2%	2,862	7.2%
Chile (2)	2,534	6.6%	1,555	3.9%
Panama	2,574	6.7%	2,207	5.5%
The Philippines	671	1.7%	718	1.8%
Holding companies	187	0.5%	132	0.3%

Total continuing operations	$38,374	100.0%	$40,077	100.0%

Discontinued operations — Mexico (3)	—		657
Total	$38,374		$40,734

(1)	Includes our share of the results of the Yancheng joint venture and the results of operations of Zhumadian for the three months ended December 31, 2008.

(2)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.

The table below sets out our revenue by country by dollar amount for the three months ended December 31, 2008 compared to the three months ended December 31, 2007 presented at constant exchange rates.

Revenue
Dutch GAAP
			Three months ended		Percentage
	Three months	Three months	December 31,	Change 2007-	change 2007-
	ended	ended	2007 at	2008 at	2008 at
	December 31,	December 31,	constant	constant	constant
	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

United Kingdom	$19,018	$23,887	$17,741	$1,277	7.2%
South Africa	4,314	5,813	4,061	253	6.2%
Indonesia	2,878	2,903	2,391	487	20.4%
China (1)	6,198	2,862	3,093	3,105	100.4%
Chile (2)	2,534	1,555	1,072	1,462	136.4%
Panama	2,574	2,207	2,207	367	16.6%
The Philippines	671	718	638	33	5.2%
Holding companies	187	132	82	105	129.3%

Total continuing operations	$38,374	$40,077	$31,285	$7,089	22.7%

Discontinued operations — Mexico (3)	—	657	513	(513)	n/a

Exchange rate effect			8,936

Total after exchange rate effect	$38,374	$40,734	$40,734

(1)	Includes our share of the results of the Yancheng joint venture and the results of operations of Zhumadian for the three months ended December 31, 2008.

(2)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our revenue from continuing operations for the three months ended December 31, 2008 increased by $7.1 million compared to the three months ended December 31, 2007 at constant exchange rates due primarily to rate increases and the inclusion of our share of the revenue from the Yancheng joint venture in China and from our subsidiaries in Zhumadian, China and Santiago, Chile from the dates of their acquisition.
•	The $3.1 million increase reported by our Chinese operations is principally due to the inclusion of our share of revenue from the Yancheng joint venture along with our subsidiary in Zhumadian.

•	The revenue of our Chilean operations increased by $1.5 million due mainly to the contribution from Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three month lag due to having non-coterminous year ends in combination with inflation based tariff increases awarded to and higher volumes sold by our pre-existing Chilean operations.

•	The principal reasons for the $1.3 million increase in revenue reported by our UK subsidiary were the impact of our scheduled rate increase of 3.68% and growth of our non-regulated business.

•	The increase in revenue from our Indonesian operations is the result of the 20% rate increase implemented in December 2007 and the impact of continued growth in the customer base.

•	The $0.4 million increase in revenue from our Panama operation is due to rate increases implemented following receipt of our client’s approval (see note 8 to our unaudited interim consolidated financial statements).

•	The revenue generated by our South African operations increased by $0.3 million due mainly to the increase to our rates in both the Nelspruit and Siza Water businesses from July 2008, along with continued growth in the number of connections offset in part by a decrease in consumption observed toward the end of the period.
The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the three months ended December 31, 2008 and 2007.
Dutch GAAP

	Operating profit by country (as reported)
	Three months		Three months
	ended		ended
	December 31,	Percentage of	December 31,	Percentage of
(Dollars in thousands)	2008	operating profit	2007	operating profit

United Kingdom	$5,114	74.2%	$7,773	77.4%
South Africa	903	13.1%	1,561	15.5%
Indonesia	1,093	15.9%	925	9.2%
China (1)	247	3.6%	(107)	(1.1)%
Chile (2)	16	0.2%	(315)	(3.1)%
Panama	899	13.1%	1,066	10.6%
The Philippines	276	4.0%	277	2.8%
Holding companies	(1,659)	(24.1)%	(1,131)	(11.3)%

Total continuing operations	$6,889	100.0%	$10,049	100.0%

Discontinued operations — Mexico (3)	—		43
Total	$6,889		$10,092

(1)	Includes our share of the results of the Yancheng joint venture and the results of operations of Zhumadian for the three months ended December 31, 2008.

(2)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of oileftn entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.

The table below sets out our operating profit by country by dollar amount for the three months ended December 31, 2008 compared to the three months ended December 31, 2007 presented at constant exchange rates.
Operating profit
Dutch GAAP

			Three months
			ended		Percentage
	Three months	Three months	December 31,	Change 2007-	change 2007-
	ended	ended	2007 at	2008 at	2008 at
	December 31,	December 31,	constant	constant	constant
	2008 as	2007 as	exchange	exchange	exchange
(Dollars in thousands)	reported	reported	rates	rates	rates

United Kingdom	$5,114	$7,773	$5,717	$(603)	(10.5)%
South Africa	903	1,561	1,079	(176)	(16.3)%
Indonesia	1,093	925	761	332	43.6%
China (1)	247	(107)	77	170	220.8%
Chile (2)	16	(315)	(309)	325	n/a
Panama	899	1,066	1,066	(167)	(15.7)%
The Philippines	276	277	246	30	12.2%
Holding companies	(1,659)	(1,131)	(650)	(1,009)	(155.2)%

Total continuing operations	$6,889	$10,049	$7,987	$(1,098)	(13.7)%

Discontinued operations — Mexico (3)	—	43	32	(32)	n/a

Exchange rate effect			2,073

Total after exchange rate effect	$6,889	$10,092	$10,092

(1)	Includes our share of the results of the Yancheng joint venture and the results of operations of Zhumadian for the three months ended December 31, 2008.

(2)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.

(3)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our operating profit from continuing operations for the three months ended December 31, 2008 decreased by $1.1 million compared to the three months ended December 31, 2007 at constant exchange rates due primarily to higher costs of compliance and operation, most notably electricity, partly offset by rate increases and the inclusion of our share of the results from the Yancheng joint venture in China and the results of our subsidiary in Zhumadian, China.
•	The operating profit of our Chilean operations increased by $0.3 million due to the contribution from Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three month lag due to having non-coterminous year ends in combination with inflation based tariff increases awarded to and higher volumes sold by our pre-existing Chilean operations, offset in part by higher costs of operation, notably electricity.

•	The $0.3 million increase in operating profit reported by our Indonesian joint venture is a result of the 20% rate increase implemented in December 2007 in combination with higher volumes sold offset in part by increased costs of operation, most notably fuel.

•	The operating profit of our Chinese business increased by $0.2 million for the three months ended December 31, 2008 compared to the corresponding period of the previous fiscal year, mainly due to the inclusion of our share of results of operations of the Yancheng joint venture along with our subsidiary in Zhumadian, which we acquired on July 23, 2008.

•	The operating profit of the South African businesses decreased by $0.2 million due to increased costs of electricity and bulk water and a decrease in consumption observed towards the end of the period. These effects were partly offset by the increase to our rates in both the Nelspruit and Siza Water businesses from July 2008.

•	The operating profit reported by our U.K. businesses decreased by $0.6 million, comparing the quarter ended December 31, 2008 with the corresponding three months of the previous fiscal year, due mainly to higher electricity prices, partly offset by our scheduled 3.68% regulated rate increase that took effect from April 1.

•	The increased operating loss reported by the holding companies is principally due to the costs of compliance with SEC regulations and New York Stock Exchange rules. These costs include the preparation and review of quarterly consolidated financial statements and increased insurance costs as well as the costs associated with a larger board of directors along with some additional salary and recruitment costs and professional fees.

Results of continuing operations for the nine months ended December 31, 2008 and 2007
The following table sets forth our statement of income data from continuing operations as a percentage of revenue for the nine months ended December 31, 2008 and 2007 as well as showing the percentage change on a period to period basis:
Dutch GAAP

	Nine months ended	Percentage of	Nine months ended	Percentage of	Percentage change
(Dollars in thousands)	December 30, 2008	revenue	December 30, 2007	revenue	2007-2008

Revenue	125,630	100.0%	117,980	100.0%	6.5%
Raw and auxiliary materials and other external costs	30,931	24.6%	25,207	21.4%	22.7%
Staff costs	27,212	21.7%	25,501	21.6%	6.7%
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,932	14.3%	17,028	14.5%	5.3%
Profit on disposal of intangible and tangible fixed assets	(935)	(0.7)%	(74)	(0.1)%	(1,163.5)%
Other operating charges(1)	21,794	17.3%	19,709	16.7%	10.6%

Total operating expenses	96,934	77.2%	87,380	74.1%	10.9%

Operating Profit	28,696	22.8%	30,600	25.9%	(6.2)%
Exchange rate results(2)	10,021	8.0%	(1,911)	(1.6)%	n/a
Interest income	2,456	1.9%	1,357	1.1%	81.0%
Interest expense	(12,234)	(9.7)%	(15,361)	(13.0)%	20.4%

Profit before Taxation	28,939	23.0%	14,685	12.4%	97.1%
Taxation	(11,263)	(9.0)%	(6,440)	(5.4)%	(74.9)%
Minority Interest	(787)	(0.6)%	(681)	(0.6)%	(15.6)%

Net Profit	16,889	13.4%	7,564	6.4%	123.3%

(1)	Other operating charges include operating lease payments, professional fees, travel expenses, management fees and bad debts and incremental offering-related costs.

(2)	Currency exchange differences resulting from settlement and translation of monetary assets and liabilities are charged or credited to the exchange rate results line of our statement of income. See Note 2 to our unaudited interim consolidated financial statements.

EBITDA from continuing operations
A full description of the measure EBITDA from continuing operations is contained in the “Results of operations for the three months ended December 31, 2008 and 2007” section.

	Nine months ended	Nine months ended
(Dollars in thousands)	December 31, 2008	December 31, 2007

Net profit from continuing operations	$16,889	$7,564
Add:
Interest (income)/expense and exchange rate results	(243)	15,915
Taxation	11,263	6,440
Depreciation and amortization of intangible and tangible fixed assets and negative goodwill	17,932	17,028
Profit on disposal of intangible and tangible fixed assets	(935)	(74)
Minority interest	787	681

EBITDA from continuing operations	$45,693	$47,554

Revenue from continuing operations	125,630	117,980

EBITDA as a percentage of revenue from continuing operations	36.4%	40.3%

Geographical revenue and operating profit
The following table identifies our revenue by country by dollar amount and as a percentage of total revenue for the nine months ended December 31, 2008 and 2007. This table and the subsequent tables reflect the primary segments that management has identified for reporting purposes under Dutch GAAP.
Dutch GAAP

	Revenue by country (as reported)
	Nine months ended		Nine months ended
(Dollars in thousands)	December 31, 2008	Percentage of revenue	December 31, 2007	Percentage of revenue

United Kingdom	$66,916	53.3%	$71,087	60.2%
South Africa (1)	15,962	12.7%	16,188	13.7%
Indonesia	9,928	7.9%	8,467	7.2%
China (2)	14,868	11.8%	7,710	6.5%
Chile (3)	7,241	5.8%	5,292	4.5%
Panama	8,136	6.5%	6,597	5.6%
The Philippines	2,141	1.7%	2,105	1.8%
Holding companies	438	0.3%	534	0.5%

Total continuing operations	$125,630	100.0%	$117,980	100.0%

Discontinued operations — Mexico (4)	—		2,168
Total	$125,630		$120,148

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the dates of acquisition.

(3)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.

The following table identifies our operating profit by country by dollar amount and as a percentage of total operating profit for the nine months ended December 31, 2008 and 2007.
Dutch GAAP

	Operating profit by country (as reported)
	Nine months ended		Nine months ended
(Dollars in thousands)	December 31, 2008	Percentage of operating profit	December 31, 2007	Percentage of operating profit

United Kingdom	$20,343	70.9%	$23,885	78.1%
South Africa (1)	4,616	16.1%	4,496	14.7%
Indonesia	3,841	13.4%	2,737	9.0%
China (2)	1,367	4.7%	377	1.2%
Chile (3)	201	0.7%	(230)	(0.8)%
Panama	3,472	12.1%	3,121	10.2%
The Philippines	862	3.0%	793	2.6%
Holding companies	(6,006)	(20.9)%	(4,579)	(15.0)%

Total continuing operations	$28,696	100.0%	$30,600	100.0%

Discontinued operations — Mexico (4)	3		165
Total	$28,699		$30,765

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the dates of acquisition.

(3)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.

Nine months ended December 31, 2008 compared to nine months ended December 31, 2007
Revenue
Dutch GAAP

	Nine months ended December 31,	Nine months ended December 31,	Nine months ended December 31, 2007 at	Change 2007- 2008 at	Percentage change 2007- 2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$66,916	$71,087	$63,123	$3,793	6.0%
South Africa (1)	15,962	16,188	13,534	2,428	17.9%
Indonesia	9,928	8,467	7,887	2,041	25.9%
China (2)	14,868	7,710	8,445	6,423	76.1%
Chile (3)	7,241	5,292	5,029	2,212	44.0%
Panama	8,136	6,597	6,597	1,539	23.3%
The Philippines	2,141	2,105	2,090	51	2.4%
Holding companies	438	534	465	(27)	(5.7)%

Total continuing operations	$125,630	$117,980	$107,170	$18,460	17.2%

Discontinued operations — Mexico (4)	—	2,168	2,086	(2,086)	n/a

Exchange rate effect			10,892

Total after exchange rate effect	$125,630	$120,148	$120,148

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the dates of acquisition.

(3)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our revenue from continuing operations for the nine months ended December 31, 2008 increased by $18.5 million compared to the nine months ended December 31, 2007 at constant exchange rates due primarily to rate increases and the inclusion of our share of the revenue from the Yancheng joint venture in China and our subsidiaries in Zhumadian, China and Santiago, Chile from the dates of their acquisition.
•	China. The $6.4 million increase was mainly due to the inclusion of our share of revenue from April 29, 2008 following the acquisition of a 49% interest in the Yancheng joint venture and revenue from our acquisition of Zhumadian from July 23, 2008. These acquisitions account for $6.2 million of the increase with the remainder coming from a combination of rate and volume increases in our pre-existing operations in China.

•	United Kingdom. The $3.8 million increase was primarily due to the effect of our scheduled rate increase of 3.68% together with a $2.3 million increase from our non-regulated business.

•	South Africa. A majority of the $2.4 million increase in revenue is the result of a 10.0% rate increase implemented by our Nelspruit subsidiary and increases of 6% and 9% for water and sewerage rates respectively implemented by Siza Water, all with effect from July 2008, along with continued growth in the number of connections offset in part by a decrease in consumption observed toward the end of the period.

•	Chile. Of the $2.2 million overall increase in revenue, $1.1 million originates from our pre-existing Chilean operations and is the result of inflation based tariff increases and higher volumes sold. The remainder of the increase relates to the contribution made by Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three month-lag due to having non-coterminous year ends.

•	Indonesia. The $2.0 million increase resulted from the impact of the 20% rate increase implemented in December 2007, together with increased water demand caused by continued population growth.

•	Panama. The $1.5 million increase in revenue from our Panama operation is due to $0.5 million additional revenue recognized following our client’s approval of a rate increase applied for in May 2007, along with the impact of a further $1.0 million from rate increases taking effect from April 1, 2008 and September 1, 2008.

Raw and auxiliary materials and
other external costs
Dutch GAAP

	Nine months ended December 31,	Nine months ended December 31,	Nine months ended December 31, 2007 at	Change 2007- 2008 at	Percentage change 2007- 2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$14,819	$13,214	$11,733	$3,086	26.3%
South Africa (1)	4,660	4,436	3,709	951	25.6%
Indonesia	3,406	3,193	2,975	431	14.5%
China (2)	4,380	1,717	1,884	2,496	132.5%
Chile (3)	3,072	1,975	1,877	1,195	63.7%
Panama (4)	7	36	36	(29)	(80.6)%
The Philippines	587	636	631	(44)	(7.0)%
Holding companies	—	—	—	—	—

Total continuing operations	$30,931	$25,207	$22,845	$8,086	35.4%

Discontinued operations — Mexico (5)	—	533	512	(512)	n/a

Exchange rate effect			2,383

Total after exchange rate effect	$30,931	$25,740	$25,740

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the dates of acquisition.

(3)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.

(4)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.

(5)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our raw and auxiliary materials and other external costs of continuing operations increased by $8.1 million comparing the nine months ended December 31, 2007 to the nine months ended December 31, 2008 at constant exchange rates, primarily due to increases in the unit prices of electricity.
•	United Kingdom. The $3.1 million increase was primarily due to the increased electricity prices ($2.0 million) incurred by our regulated business along with volume related increases in material costs incurred by our non-regulated business and general cost inflation.

•	China. The $2.5 million increase is primarily due to the inclusion of $1.9 million in respect of our share of the results of Yancheng from April 29, 2008 and the inclusion of results from Zhumadian from July 23, 2008. The remainder of the increase originates from our pre-existing operations in China and most notably relates to the cost of electricity.

•	Chile. Of the $1.2 million total increase, $0.5 million is attributable to our acquisition of Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three month-lag due to having non-coterminous year ends. Of the remainder, $0.5 million is a reflection of increased prices paid for electricity by our pre-existing Chilean operations.
•	South Africa. The $1.0 million overall increase is due mainly to a $0.2 million increase in bulk and raw water, a $0.2 million increase in the cost of fuel and power and a $0.1 million increase in the cost of chemicals together with the effects of general cost inflation.

•	Indonesia. The $0.4 million overall increase is due largely to increased fuel and maintenance costs.

Staff Costs
Dutch GAAP

	Nine months ended December 31,	Nine months ended December 31,	Nine months ended December 31, 2007 at	Change 2007- 2008 at	Percentage change 2007- 2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$13,236	$13,238	$11,755	$1,481	12.6%
South Africa (1)	4,214	4,358	3,644	570	15.6%
Indonesia	1,105	1,001	933	172	18.4%
China (2)	4,224	2,034	2,126	2,098	98.7%
Chile (3)	1,221	1,028	977	244	25.0%
Panama (4)	—	—	—	—	—
The Philippines	257	234	232	25	10.8%
Holding companies	2,955	3,608	3,204	(249)	(7.8)%

Total continuing operations	$27,212	$25,501	$22,871	$4,341	19.0%

Discontinued operations — Mexico (5)	—	612	589	(589)	n/a

Exchange rate effect			2,653

Total after exchange rate effect	$27,212	$26,113	$26,113

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the dates of acquisition.

(3)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends.

(4)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are recharged to us and reported within other operating charges.

(5)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our staff costs from continuing operations increased by $4.3 million comparing the nine months ended December 31, 2007 to the nine months ended December 31, 2008 at constant exchange rates, primarily due to annual salary increases and the inclusion of staff costs from our new operations in China, Yancheng and Zhumadian.
•	China. The $2.1 million increase was primarily due to the inclusion of $1.7 million related to our share of staff costs incurred by the Yancheng joint venture and Zhumadian subsidiary from their dates of acquisition.

•	United Kingdom. The $1.5 million increase was primarily due to an annual salary review of 4.5%, effective from April 1, 2008, together with additional pension costs and an increase in staff in our non-regulated business.

•	South Africa. The $0.6 million increase was due to annual salary review increases of 8% and 11.5% in our Nelspruit and Siza water subsidiaries respectively, combined with increased staff numbers in our Nelspruit subsidiary, which was partly offset by a one-time reduction of $0.2 million in expatriate costs related to payroll taxes.

•	Chile. The $0.2 million increase in staff costs is due to the contribution Servicomunal and Servilampa, which we acquired on June 27, 2008 and which we consolidate with a three month-lag due to having non-coterminous year ends.

Depreciation and
amortization of intangible
and tangible fixed assets and
negative goodwill
Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2007-	change 2007-
	December 31,	December 31,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$10,752	$11,737	$10,422	$330	3.2%
South Africa (1)	982	950	794	188	23.7%
Indonesia	709	659	614	95	15.5%
China (2)	2,821	1,121	1,229	1,592	129.5%
Chile (3)	1,591	1,526	1,449	142	9.8%
Panama	626	625	625	1	0.2%
The Philippines	179	160	159	20	12.6%
Holding companies	272	250	247	25	10.1%

Total continuing operations	$17,932	$17,028	$15,539	$2,393	15.4%

Discontinued operations — Mexico (4)	—	39	38	(38)	n/a

Exchange rate effect			1,490

Total after exchange rate effect	$17,932	$17,067	$17,067

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the dates of acquisition.

(3)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends..

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our depreciation and amortization of intangible and tangible fixed assets and negative goodwill from continuing operations increased by $2.4 million comparing the nine months ended December 31, 2007 to the nine months ended December 31, 2008 at constant exchange rates, primarily due to inclusion of depreciation from our new operations in China, Yancheng and Zhumadian.
•	China. The $1.6 million increase arises from the inclusion of $1.4 million which is our share of depreciation costs incurred by our Yancheng joint venture and our subsidiary in Zhumadian along with $0.5 million of acquisition goodwill amortization in respect of Yancheng. These amounts are offset in part by some reductions in depreciation charges related to our pre-existing operations in China.

•	United Kingdom. The $0.3 million increase resulted from higher depreciation charges due to additions to tangible fixed assets.

•	South Africa. The $0.2 million increase primarily resulted from higher depreciation charges related to an increase in completed infrastructure.

•	Chile. The $0.1 million increase is a result of our acquisitions of Servicomunal and Servilampa on June 27, 2008. We consolidate these subsidiaries with a three month lag due to their having non-coterminous year ends.

Other operating charges and
incremental offering-related
costs
Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2007-	change 2007-
	December 31,	December 31,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$8,711	$9,043	$8,029	$682	8.5%
South Africa (1)	1,501	1,947	1,628	(127)	(7.8)%
Indonesia	880	875	815	65	8.0%
China (2)	2,037	2,498	2,636	(599)	(22.7)%
Chile (3)	1,162	1,003	953	209	21.9%
Panama (4)	4,031	2,815	2,815	1,216	43.2%
The Philippines	256	283	281	(25)	(8.9)%
Holding companies	3,216	1,254	1,093	2,123	194.2%

Total continuing operations	$21,794	$19,718	$18,250	$3,544	19.4%

Discontinued operations — Mexico (5)	(3)	819	788	(791)	n/a

Exchange rate effect			1,499

Total after exchange rate effect	$21,791	$20,537	$20,537

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the dates of acquisition.

(3)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends

(4)	Biwater incurs these costs under an operation and maintenance agreement with us. These costs are then recharged to us.

(5)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Other operating charges from continuing operations in the nine months ended December 31, 2008 increased by $3.5 million compared to the nine months ended December 30, 2007 at constant exchange rates.
•	Holding Companies. The $2.1 million increase consists of $0.5 million of professional advisors fees, $1.2 million increase in compliance costs and $0.4 million of additional insurance costs.

•	Panama. The $1.2 million increase reflects higher costs of operation and maintenance of our water treatment plant, the principal reason for which is higher unit electricity prices, together with increased legal fees.

•	China. The $0.6 million decrease is due to $0.4 million of staff-related costs, principally in respect of the appointment of a new expatriate managing director together with professional fees of approximately $0.6 million related to post acquisition integration projects incurred during the nine months ended December 31, 2007. This was partly offset by $0.4 million of other operating charges from our share of results in Yancheng from April 29, 2008 and from Zhumadian from July 23, 2008.

•	United Kingdom. The $0.7 million increase was due to bad debt charges of $0.2 million incurred in our non-regulated business, an additional $0.2 million of compliance costs, including work in preparation for Sarbanes-Oxley Section 404 compliance and $0.1 million of regulatory costs, together with the effects of general cost inflation.

Gain on disposal of subsidiary
Dutch GAAP

	Nine months ended	Nine months ended
	December 31, 2008 as	December 31, 2007 as
(Dollars in thousands)	reported	reported

Gain on disposal of subsidiary (pre-tax)	$203	$1,295

This gain arose from the receipt of principal and accrued interest due under the promissory notes issued by the Government of Belize to secure the deferred consideration payable in connection with the sale of our interest in Belize Water Services in October 2005. The receipt of these funds enabled us to release $0.2 million to income, which amount was originally provided in the consolidated accounts for the year ended March 31, 2006 against the face values of the then remaining three promissory notes. The disposal of our business in Belize and this gain is described in note 19 to the unaudited interim consolidated financial statements.

Interest (expense)/income
and exchange rate results
Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2007-	change 2007-
	December 31,	December 31,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

United Kingdom	$(7,004)	$(6,353)	$(5,642)	(1,362)	24.1%
South Africa (1)	87	(1,448)	(1,212)	1,299	n/a
Indonesia	9	(56)	(52)	61	n/a
China (2)	113	542	552	(439)	(79.5)%
Chile (3)	(1,580)	(808)	(768)	(812)	105.7%
Panama	(395)	(653)	(653)	258	(39.5)%
The Philippines	26	11	11	15	136.4%
Holding companies	8,987	(7,150)	(5,643)	14,630	n/a

Total continuing operations	$243	$(15,915)	$(13,407)	$13,650	n/a

Discontinued operations — Mexico (4)	7	37	36	(29)	(80.6)%

Exchange rate effect			(2,507)

Total after exchange rate effect	$250	$(15,878)	$(15,878)

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the dates of acquisition.

(3)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
Our interest (expense)/income and exchange rate results from continuing operations changed by $13.7 million comparing the nine months ended December 31, 2007 to the nine months ended December 31, 2008 at constant exchange rates.
•	Holding companies. The $14.6 million change is primarily the result of a movement from an exchange loss of $1.7 million in the nine months ended December 31, 2007 to an exchange gain of $10.8 million in the nine months ended December 31, 2008. Additionally interest charges of $5.9 million were incurred on borrowings for the nine months ended December 31, 2007. These borrowings were repaid in February 2008 out of the proceeds of our initial public offering. Partly offsetting these reductions are the interest costs of $1.6 million that we incurred during the nine months ended December 31, 2008 on our revolving loan facility, together with $0.3 million from the amortization of arrangement fees, along with a reduction in interest income due to lower interest rates and smaller cash balances.

•	United Kingdom. Our U.K. subsidiary incurred $1.4 million more interest costs during the nine months ended December 31, 2008 due largely to the indexation of its long-term debt facility by reference to the U.K. retail price index.

•	South Africa. The $1.3 million change is primarily due to the recognition of $0.7 million of accrued interest income due under the terms of a loan advanced to the former minority shareholder in our Nelspruit project company. Additionally interest expenses incurred on our South African bank borrowing decreased as a result of capital repayments made since December 31, 2007.

•	Chile. The increased net expense of $0.8 million is largely due to $0.2 million in respect of currency conversion losses on the Unidades de Fomento (UF) together with $0.2 million in respect of costs associated with the financing of our acquisitions of Servicomunal and Servilampa and a further $0.4 million of net interest expense from Servicomunal and Servilampa since the date of their acquisition.

•	China. A reduced amount of interest income from cash deposits is the principal reason for the lower net interest income earned by our Chinese operations during the nine months ended December 31, 2008 compared with the same nine months in 2007 as surplus cash was used for new investments. Net interest expense of $0.1 million arose during the nine months ended December 31, 2008 from our share of results in Yancheng from April 29, 2008 and from Zhumadian from July 23, 2008.

Taxation
Dutch GAAP

			Nine months
	Nine months	Nine months	ended		Percentage
	ended	ended	December 31,	Change 2007-	change 2007-
	December 31,	December 31,	2007 at	2008 at	2008 at
	2008 as	2007 as	constant	constant	constant
(Dollars in thousands)	reported	reported	exchange rates	exchange rates	exchange rates

Operating companies	$(10,117)	$(6,049)	$(5,468)	$(4,649)	85.0%
Holding companies	(1,146)	(391)	(455)	(691)	151.9%

Total continuing operations	$(11,263)	$(6,440)	$(5,923)	$(5,340)	90.2%

Discontinued operations — Belize	(69)	—	—	(69)	n/a
Discontinued operations — Mexico	—	(81)	(78)	78	n/a

Exchange rate effect			(520)

Total after exchange rate effect	$(11,332)	$(6,521)	$(6,521)

The overall effective tax rates of our continuing operations for the nine months ended December 31, 2007 and the nine months ended December 31, 2008 were 43.9% and 38.9%, respectively. The change in effective tax rates was significantly influenced by:
•	United Kingdom. The U.K. subsidiary’s effective tax rate was 49.9% compared to 21.1% in the prior period. The increase is due primarily to a change in the system of tax allowances for industrial buildings which has generated a deferred tax charge to the statement of income of approximately $2.9 million in the nine months ended December 31, 2008. During the nine months ended December 31, 2007 the statement of income received a benefit of $1.7 million arising from a change to the standard rate of income tax in the United Kingdom from 30% to 28%.

•	Chile. A one-time adjustment in the form of a $0.3 million charge was made to the deferred tax position of our Santiago based regulated operations in respect of its water rights portfolio.

•	Holding companies. The increase in the tax charge is primarily due to an increase in the provision for deferred tax on undistributed profits of subsidiaries on which withholding taxes would be incurred on payment of dividends to Cascal N.V.

Minority interest
Dutch GAAP

(Dollars in thousands)	Nine months ended December 31, 2008 as reported	Nine months ended December 31, 2007 as reported	Nine months ended December 31, 2007 at constant exchange rates	Change 2007- 2008 at constant exchange rates	Percentage change 2007- 2008 at constant exchange rates

South Africa	$(367)	$(313)	$(262)	$(105)	40.1%
China	(420)	(368)	(403)	(17)	4.2%

Total	$(787)	$(681)	$(665)	$(122)	18.3%

Exchange rate effect			(16)

Total after exchange rate effect		$(681)	$(681)

Minority interests increased by $0.1 million primarily due to increased profits in Siza Water and the inclusion of nine months of minority share of the results of Siza Water compared to eight months in the nine month period ended December 31, 2007.

Net profit
Dutch GAAP

(Dollars in thousands)	Nine months ended December 31, 2008 as reported	Nine months ended December 31, 2007 as reported	Nine months ended December 31, 2007 at constant exchange rates	Change 2007- 2008 at constant exchange rates	Percentage change 2007- 2008 at constant exchange rates

United Kingdom	$6,682	$13,834	$12,285	$(5,603)	(45.6)%
South Africa (1)	3,130	1,855	1,551	1,579	101.8%
Indonesia	2,699	1,873	1,744	955	54.8%
China (2)	225	70	242	(17)	(7.0)%
Chile (3)	(1,425)	(1,053)	(1,001)	(424)	(42.4)%
Panama	2,846	2,356	2,356	490	20.8%
The Philippines	829	749	744	85	11.4%
Holding companies	1,903	(12,120)	(10,177)	12,080	n/a

Total continuing operations	$16,889	$7,564	$7,744	$9,145	118.1%

Discontinued operations —
Belize	134	1,295	1,295	(1,161)	(89.7)%
Discontinued operations —
Mexico (4)	10	121	117	(107)	(91.5)%

Exchange rate effect			(176)

Total after exchange rate effect	$17,033	$8,980	$8,980

(1)	Includes results of operations of Siza Water from May 3, 2007 in the 2007 period.

(2)	Includes our share of the results of the Yancheng joint venture from April 29, 2008 and the results of operations of Zhumadian from July 23, 2008, being the dates of acquisition.

(3)	Includes the results of Servicomunal and Servilampa from June 27, 2008 to September 30, 2008. The results of our Chilean entities are incorporated into our consolidated results with a three-month lag due to having non-coterminous year ends

(4)	Represents results of operation and maintenance contract that commenced upon the sale of our wastewater treatment plant in October 2004, which was subject to early termination in January 2008.
For the reasons set forth above, our net profit from continuing operations at constant exchange rates has increased by $9.1 million.

Liquidity and capital resources
The following table summarizes our cash flows for the nine months ended December 31, 2008 and 2007.
Dutch GAAP

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2007
	(Unaudited)	(Unaudited)

Cash flow from (used in) operating activities	$41.6 million	$32.9 million

Cash flow from (used in) investing activities	$(94.1) million	$(23.8) million

Cash flow from (used in) financing activities	$38.2 million	$(1.0) million

Operating activities
Operating cash flow increased by $8.7 million during the nine months ended December 31, 2008 relative to the nine months ended December 31, 2007 due primarily to a $10.2 million increase in cash flow from movements in working capital and a $3.1 million reduction in net interest and tax payments, partially offset by a $4.6 million decrease in net profit after adjusting for non-cash items, principally exchange rate results.
Investing activities
Cash flow used in investing activities increased by $70.3 million during the nine months ended December 31, 2008, relative to the nine months ended December 31, 2007. This increase reflects the $58.6 million cash outflow used in acquiring our share of the Yancheng joint venture in China and our subsidiaries, Zhumadian in China and Servicomunal and Servilampa in Chile. Additionally there was a $13.8 million increase in cash used to purchase tangible fixed assets that was partially offset by a $1.2 million increase in cash proceeds from disposals of tangible fixed assets. The cash used in acquiring our new operations and making additions to tangible fixed assets was further offset by a favorable change in the movements of our restricted cash balances.
Financing activities
Overall, net cash inflow from financing activities was $38.2 million during the nine months ended December 31, 2008 compared to an outflow of cash of $1.0 million during the nine months ended December 31, 2007. This $39.2 million change primarily resulted from a net $41.9 million cash inflow from debt finance compared to $9.7 million in the comparative nine month period. In addition, $6.6 million less cash was used in settling bank overdrafts during the nine months ended December 31, 2008 compared to the same period of the previous year. Furthermore, $2.0 million of cash was generated by our subsidiary, China Water, issuing shares to its 13% minority shareholder. The increased share capital was subscribed by all shareholders on a pro rata basis. Offsetting these inflows was a distribution of $5.5 million made to shareholders on September 30, 2008.

Capital expenditures
Our subsidiaries in the United Kingdom, Chile and South Africa receive contributions to capital expenditure from municipalities and private developers which take the form of either cash or assets in return for which the subsidiary concerned takes on an obligation to provide water and wastewater services to customers in future years. In our Dutch GAAP consolidated financial statements these contributions receivable are reported as deferred revenue under “provisions & deferred revenue” on our balance sheet.
Our total investment in tangible fixed assets relating to continuing operations for the nine months ended December 31, 2008 and 2007 were as follows:
Dutch GAAP

	Nine months ended	Nine months ended
	December 31, 2008	December 31, 2007
	(Unaudited)	(Unaudited)

Total investment in tangible fixed assets(1)	$46.5 million	$26.5 million

Contributions receivable(2)	$9.8 million	$11.0 million

Total investment in tangible fixed assets, net	$36.7 million	$15.5 million

(1)	Before deduction of any relevant contributions from third parties.

(2)	Contributions to capital expenditure received in the form of cash or assets.
The most significant investments in tangible fixed assets during the period ended December 31, 2008 were made by our U.K. and South African subsidiaries in the amounts of $18.2 million ($16.3 million net of contributions) and $5.9 million ($0.5 million net of contributions), respectively. The corresponding investments in tangible fixed assets made by these subsidiaries during the nine months ended December 31, 2007 were $18.2 million ($16.4 million net of contributions) and $5.1 million (contributions received in the period were $8.2 million resulting in a negative net investment of $3.1 million in the period), respectively. In addition, our Zhumadian, China subsidiary that we acquired on July 23, 2008 is presently embarked on a significant infrastructure project which when completed will materially expand its raw water treatment capacity. During the period from the date of acquisition through to December 31, 2008 approximately $15 million was invested in this project. The investment is being funded by a combination of external and shareholder loans.
Credit arrangements and loan facilities
On November 2, 2007, we entered into a $30 million credit facility with HSBC Bank Plc. Of this amount, $20 million was a revolving loan facility intended for general corporate purposes, reducing less efficient existing group debt, repayment of a loan from The China Water Company Limited, repayment of an inter-company loan granted by Bournemouth & West Hampshire Water plc and for general working capital purposes, together with a $10 million guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. Following the completion of our initial public offering in February 2008, the revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 0.80% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 1:1 up to 1.75% per annum if that ratio is greater than 3.5:1. The term of this facility was due to come to an end on March 31, 2010 but has been replaced by an amended and restated facility from June 12, 2008 as described below.

On June 12, 2008, we entered into an amended and restated facility agreement with HSBC Bank Plc whereby our existing revolving credit facility with HSBC was increased from $30 million to $70 million. Of this amount, (a) $60 million is a revolving loan facility intended for financing acquisitions, for general corporate purposes and working capital and to pay transaction expenses, and (b) $10 million continues to be a guarantee facility intended to be used to provide guarantees to replace existing ones, and to issue new or renewed guarantees on behalf of certain subsidiaries. The revolving loan facility bears interest at a rate based on one, two, three or six month U.S. Dollar LIBOR plus a margin that increases in multiple steps beginning from 1.25% per annum if the ratio of our (including our subsidiaries) net borrowings to EBITDA is less than 2.0:1 up to 2.00% per annum if that ratio is greater than 3.0:1. The amended and restated facility also comes to an end on March 31, 2010.
As at December 31, 2008 we had drawn down $56.5 million of the $60 million available under the revolving loan facility.
Off-balance sheet arrangements
We do not currently have any off-balance sheet transactions or investments in special-purpose entities whose purpose is to facilitate off-balance sheet transactions.
We have also caused letters of credit to be issued in the amount of £8.6 million ($12.4 million) as at December 31, 2008 in favor of the trustees of the Water Company Section of our U.K. defined benefit pension plan.
Quantitative and qualitative disclosure of market risk
Exchange rate risk
Our reporting currency is the U.S. Dollar, but we conduct substantially all of our business in the local currencies of the countries in which we operate. For this reason, we are exposed to risk from exchange rate fluctuations when our revenue, expenses, assets and liabilities are translated from local currencies to U.S. Dollars. In addition, as of December 31, 2008 51% of our long term debt was denominated in British Pound sterling and the remaining 49% in other currencies. Accordingly, our future financial results will be subject to fluctuation caused by changes in the value of the British Pound sterling and other currencies when we settle these debt obligations.
Interest rate risk
We are exposed to interest rate risk on the interest-bearing receivables (primarily comprised of securities and cash at bank and in hand) and interest-bearing long-term and current liabilities.
We are exposed to the consequences of variable interest rates on receivables and liabilities. In relation to fixed-rate liabilities we are exposed to market values. We have not entered into any derivative contracts to hedge the interest-rate risk on receivables.
We are exposed to interest rate risk with respect to our variable rate long term borrowings.
As of December 31, 2008, $105.5 million of our debt was index-linked to a U.K. inflation index so we have an exposure to U.K. inflation rates. However, we have a natural hedge for most of this exposure because the inflation index used by the lenders is the same index used by Ofwat to increase annually the rates of our U.K. project company and the underlying regulatory value of the fixed assets of our U.K. project company, although there may be up to a six-month lag between the application of a change in the index in connection with the debt and the application of a change in the index to our rates.

Commodity price risk
Electrical power is a key input cost to our business. We do not have any commodity hedges in place at present nor have we had any commodity hedges in place in the past. As at December 31, 2008, our U.K. project company has contracted with its energy supplier such that a substantial component of its electricity needs for the period ending March 31, 2009 will now be purchased at prices already agreed.
Recent accounting pronouncements
Dutch GAAP:
The following important changes have been made to the guidelines in the 2007 edition of the Dutch Accounting Standards and become mandatory for our financial year ending March 31, 2009, the effects of which on our accounting policies have been considered by the directors:
Tangible fixed assets — For an asset accounted for at fair value the liabilities for repair and maintenance are to be accounted for primarily in the revaluation reserve (RJ 212); and
Consolidation — Indicators have been defined to determine whether or not a subsidiary is held with “intent to sell” and is thus not required to be consolidated. It has also been determined that a potential consolidation requirement for a (foundation) administration office is to be evaluated based on the applicable terms. The draft standard on the consolidation of personal holdings has been amended. In the final standard no specific indicators have been defined to determine whether or not consolidation is required. The requirement to prepare consolidated accounts should be evaluated based on the legal definition of group companies (RJ 217); and
Equity — Reductions of revaluation reserves that were formed taking into account the deferred tax should be split into a gross effect and a tax effect when accounted for in the result for the year. The gross reduction of the reserve should be presented as a separate line item directly before the financial income and expenses, as part of the result from ordinary activities. The tax effect is to be accounted for as part of the tax charge (RJ 240); and
Financial Instruments — Finalization of this standard implies that not only aspects of presentation, but also recognition and measurement of financial instruments, are now being addressed (RJ 290).
These guidelines are mandatory for our financial year ending March 31, 2009.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cascal N.V. (Registrant)
By:	/s/ Stephane Richer
Stephane Richer
Chief Executive Officer

By:	/s/ Steve Hollinshead
Steve Hollinshead
Chief Financial Officer

Date: February 9, 2009